Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Tabular dollars in millions, except ratios)

	Three Months Ended				Twelve Months Ended
	March 31,				December 31,
	2016		2015		2015		2014		2013		2012		2011
Earnings from continuing operations before income taxes and equity in loss of investee companies	$725		$610		$2,023		$2,164		$2,665		$2,357		$1,983
Add:
Distributions from investee companies	1		—		3		9		8		11		6
Interest expense, net of capitalized interest	100		93		392		363		375		401		433
1/3 of rental expense	17		18		70		69		70		68		68
Total earnings from continuing operations	$843		$721		$2,488		$2,605		$3,118		$2,837		$2,490

Fixed charges:
Interest expense, net of capitalized interest	$100		$93		$392		$363		$375		$401		$433
1/3 of rental expense	17		18		70		69		70		68		68
Total fixed charges	$117		$111		$462		$432		$445		$469		$501
Ratio of earnings to fixed charges	7.2	x	6.5	x	5.4	x	6.0	x	7.0	x	6.0	x	5.0	x